FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 30, 2015

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $225.2 million in the first quarter of 2015 ($9.71 per diluted share after payment of preferred share dividends) compared to net earnings of $784.6 million in the first quarter of 2014 ($35.72 per diluted share after payment of preferred share dividends), reflecting improved underwriting results and lower net gains on investments. Book value per basic share of $394.22 at March 31, 2015 is essentially unchanged from $394.83 at December 31, 2014 (an increase of 2.3% adjusted for the $10 per common share dividend paid in the first quarter of 2015).

"Our insurance companies have begun 2015 with a strong underwriting result with a consolidated combined ratio of 91.3%. All of our major insurance companies had a combined ratio less than 100%, with OdysseyRe at 89.2% and Zenith at 77.7%. We also had net investment gains in the quarter of $177 million, including realized gains of $424 million," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment."

Highlights in the first quarter of 2015 (with comparisons to the first quarter of 2014 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 91.3% on a consolidated basis, producing an underwriting profit of $126.8 million, compared to a combined ratio and underwriting profit of 93.0% and $98.7 million respectively in 2014.

•
Net premiums written by the insurance and reinsurance operations increased by 6.7% to $1,683.1 million (after adjusting for timing differences in recognizing crop insurance premiums written by OdysseyRe).

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $236.1 million, compared to $190.8 million in 2014, primarily as a result of improved underwriting income.

•
Interest and dividend income of $114.2 million increased from $90.5 million in 2014. As of March 31, 2015, subsidiary cash and short term investments accounted for 22.1% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,191.7 million at March 31, 2015 and $4,985.0 million at March 31, 2014).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment gains of $176.5 million in 2015 (net investment gains of $1,006.1 million in 2014) consisted of the following:

	First quarter of 2015
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	295.5	(196.0)	99.5
Equity hedges	(58.5)	(111.1)	(169.6)
Equity and equity-related investments after equity hedges	237.0	(307.1)	(70.1)
Bonds	80.0	61.1	141.1
CPI-linked derivatives	—	75.2	75.2
Other	106.6	(76.3)	30.3
	423.6	(247.1)	176.5

Included in the foregoing is a gain of $269.8 million realized upon the company's sale of a portion of its holdings in Bank of Ireland.

•
The company held $2,219.9 million of cash, short term investments and marketable securities at the holding company level ($2,144.6 million net of short sale and derivative obligations) at March 31, 2015, compared to $1,244.3 million ($1,212.7 million net of short sale and derivative obligations) at December 31, 2014. Included in the $2,219.9 million is the $1,020.7 million of net proceeds from financings for the acquisition of Brit referred to below.

•	The company's total debt to total capital ratio improved to 23.2% at March 31, 2015, compared to 24.6% at December 31, 2014.

•
On January 30, 2015, contemporaneously with the initial public offering of Fairfax India Holdings Corporation, the company purchased for $300 million all of the multiple voting shares of Fairfax India, constituting a controlling interest. Inclusive of Fairfax's $300 million investment, Fairfax India raised net proceeds of $1.026 billion after issuance costs and expenses from its offerings. The consolidation of Fairfax India increased Fairfax's non-controlling interest by $735.2 million at March 31, 2015.

•
On February 16, 2015, the company entered into an agreement to acquire all of the shares of Brit PLC, a market-leading global Lloyd's of London specialty insurer and reinsurer. On March 3, 2015, the company issued 1,150,000 subordinate voting shares, 9,200,000 preferred shares and Cdn$350 million principal amount of senior notes, realizing proceeds of $1,020.7 million net of commissions and expenses towards financing the purchase price for Brit.

•
In anticipation of the IPO of Cara Operations Limited, the March 31, 2015 mark-to-market of the company's interest in Cara was based on the Cdn$23.00 per share price at which the Cara IPO was completed on April 10, 2015, resulting in a first quarter pre-tax unrealized gain of $203.8 million. Upon closing of the IPO, the company held a 52.6% and 40.7% voting and economic interest respectively in Cara, and will therefore commence consolidating Cara in the second quarter of 2015.

•At March 31, 2015, the company owned $106.2 billion notional amount of CPI-linked derivative contracts with an original cost of $650.1 million, a market value of $294.5 million, and a remaining weighted average life of 7.2 years. Those contracts appreciated by 23.5% in the first quarter of 2015. The majority of the contracts are based on the underlying United States CPI index (55.4%) or the European Union CPI index (37.2%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Gain (Loss)
United States	0.0%	7.4	$46,225.0	$286.1	61.9	$124.3	26.9	$(161.8)
United States	0.5%	9.5	12,600.0	39.8	31.6	96.6	76.7	56.8
European Union	0.0%	6.3	39,496.3	281.8	71.3	61.4	15.5	(220.4)
United Kingdom	0.0%	7.6	4,898.8	24.0	49.0	4.6	9.4	(19.4)
France	0.0%	7.4	2,953.5	18.4	62.3	7.6	25.7	(10.8)
		7.2	$106,173.6	$650.1		$294.5		$(355.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At March 31, 2015, common shareholders' equity was $8,770.9 million, or $394.22 per basic share, compared to $8,361.0 million, or $394.83 per basic share, at December 31, 2014.

Subsequent to quarter-end:

•
On April 8, 2015 certain Kennedy-Wilson entities in which the company has a 59% limited partnership interest entered into agreements to sell all of their equity interests in 50 multi-family buildings located throughout Japan. The transaction is expected to close in the second quarter of 2015, subject to customary closing conditions. The company estimates that upon successful completion of that sale it will receive approximately $141 million, subject to certain closing adjustments, for its 59% limited partnership interest and as a result will recognize a pre-tax gain of approximately $80 million.

•
On April 23, 2015 Ridley Inc. and a subsidiary of Alltech, Inc. announced that they had entered into an agreement pursuant to which Alltech will acquire all of the outstanding common shares of Ridley for Cdn$40.75 in cash per common share. The company has irrevocably agreed to tender its shares in favour of the transaction, which is expected to close in the second quarter of 2015, subject to certain customary conditions. The company estimates that upon successful completion of the transaction it will receive approximately $317 (Cdn$384) million for its 73.6% interest in Ridley and as a result will recognize a pre-tax gain of approximately $232 (Cdn$282) million. Fairfax's interest in Ridley was initially acquired at an average cost of Cdn$8.44 per share.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At March 31, 2015, equity hedges represented approximately 94.4% of the company's equity and equity-related holdings. The hedge ratio increased from 89.6% at December 31, 2014 primarily because of sales of equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 21.5 and 21.2 million weighted average shares outstanding during the first quarters of 2015 and 2014 respectively. At March 31, 2015, there were 22,248,468 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed first quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Friday, May 1, 2015. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 15, 2015. The replay may be accessed at 1 (866) 513-9968 (Canada or U.S.) or 1 (203) 369-1995 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under

“Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2015 and December 31, 2014
(unaudited - US$ millions)

	March 31, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $95.0; December 31, 2014 – $109.7)	2,219.9	1,244.3
Insurance contract receivables	2,105.1	1,931.7
	4,325.0	3,176.0
Portfolio investments
Subsidiary cash and short term investments	4,988.4	5,534.3
Bonds (cost $10,067.9; December 31, 2014 – $9,900.1)	11,708.1	11,445.5
Preferred stocks (cost $311.7; December 31, 2014 – $386.8)	310.6	376.4
Common stocks (cost $4,476.3; December 31, 2014 – $4,531.7)	4,450.5	4,848.5
Investments in associates (fair value $1,950.6; December 31, 2014 – $2,070.5)	1,534.8	1,617.7
Derivatives and other invested assets (cost $606.2; December 31, 2014 – $634.0)	499.5	426.8
Assets pledged for short sale and derivative obligations (cost $450.6; December 31, 2014 – $757.8)	504.1	860.0
Fairfax India portfolio investments	1,017.3	—
	25,013.3	25,109.2

Deferred premium acquisition costs	510.8	497.6
Recoverable from reinsurers (including recoverables on paid losses – $259.5; December 31, 2014 – $230.7)	3,925.8	3,982.1
Deferred income taxes	412.0	460.4
Goodwill and intangible assets	1,541.2	1,558.3
Other assets	1,722.6	1,347.6
	37,450.7	36,131.2

Liabilities
Subsidiary indebtedness	57.7	37.6
Accounts payable and accrued liabilities	2,019.6	2,029.1
Income taxes payable	89.9	118.3
Short sale and derivative obligations (including at the holding company – $75.3; December 31, 2014 – $31.6)	254.3	160.8
Funds withheld payable to reinsurers	461.9	461.5
	2,883.4	2,807.3
Insurance contract liabilities	20,197.2	20,438.7
Long term debt	3,289.7	3,141.4
	23,486.9	23,580.1

Equity
Common shareholders’ equity	8,770.9	8,361.0
Preferred stock	1,342.6	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax	10,113.5	9,525.7
Non-controlling interests	966.9	218.1
Total equity	11,080.4	9,743.8
	37,450.7	36,131.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2015 and 2014
(unaudited - US$ millions except per share amounts)

	First quarter
	2015	2014
Revenue
Gross premiums written	2,064.2	1,900.7
Net premiums written	1,832.1	1,612.4

Gross premiums earned	1,853.7	1,714.9
Premiums ceded to reinsurers	(241.6)	(277.2)
Net premiums earned	1,612.1	1,437.7
Interest and dividends	114.2	90.5
Share of profit of associates	30.8	42.6
Net gains on investments	176.5	1,006.1
Other revenue	454.3	305.6
	2,387.9	2,882.5
Expenses
Losses on claims, gross	1,160.3	1,093.2
Losses on claims ceded to reinsurers	(161.5)	(217.0)
Losses on claims, net	998.8	876.2
Operating expenses	321.0	300.1
Commissions, net	243.2	239.8
Interest expense	51.5	49.8
Other expenses	442.5	297.3
	2,057.0	1,763.2
Earnings before income taxes	330.9	1,119.3
Provision for income taxes	94.8	334.3
Net earnings	236.1	785.0

Attributable to:
Shareholders of Fairfax	225.2	784.6
Non-controlling interests	10.9	0.4
	236.1	785.0

Net earnings per share	$9.92	$36.35
Net earnings per diluted share	$9.71	$35.72
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	21,508	21,193

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2015 and 2014
(unaudited - US$ millions)

	First quarter
	2015	2014

Net earnings	236.1	785.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(189.0)	(42.6)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	112.5	53.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(35.6)	6.5
	(112.1)	17.5
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	(2.2)	59.4

Other comprehensive income (loss), net of income taxes	(114.3)	76.9
Comprehensive income	121.8	861.9

Attributable to:
Shareholders of Fairfax	117.9	860.5
Non-controlling interests	3.9	1.4
	121.8	861.9

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the first quarters ended March 31, 2015 and 2014 were:

Net Premiums Written

	First quarter
	2015	2014
Insurance - Canada (Northbridge)	181.3	192.7
- U.S. (Crum & Forster and Zenith National)	687.8	627.3
- Asia (Fairfax Asia)	75.9	103.2
Reinsurance - OdysseyRe	563.4	572.5
Insurance and Reinsurance - Other	174.7	115.8
Insurance and reinsurance operations	1,683.1	1,611.5

Net Premiums Earned

	First quarter
	2015	2014
Insurance - Canada (Northbridge)	212.8	226.0
- U.S. (Crum & Forster and Zenith National)	514.4	481.8
- Asia (Fairfax Asia)	68.3	75.4
Reinsurance - OdysseyRe	538.1	522.7
Insurance and Reinsurance - Other	129.5	96.8
Insurance and reinsurance operations	1,463.1	1,402.7

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the first quarters ended March 31, 2015 and 2014 were:

	First quarter
	2015	2014
Insurance - Canada (Northbridge)	97.0%	99.8%
- U.S. (Crum & Forster and Zenith National)	91.3%	96.6%
- Asia (Fairfax Asia)	90.8%	93.8%
Reinsurance - OdysseyRe	89.2%	85.6%
Insurance and Reinsurance - Other	91.2%	97.7%
Insurance and reinsurance operations	91.3%	93.0%